U.S. Securities and Exchange Commission

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K  [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form N-SAR

      For Period Ended: December 31, 2003
                        --------------------------------------------------------

      [_]   Transition Report on Form 10-K

      [_]   Transition Report on Form 20-F

      [_]   Transition Report on Form 11-K

      [_]   Transition Report on Form 10-Q

      [_]   Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ------------------------------------------

================================================================================

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                               -----------------

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Part 1 -- Registrant Information
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Full Name of Registrant  Stronghold Technologies, Inc.
                        --------------------------------------------------------

Former Name if Applicable
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number) 106 Allen Road
                                                         ---------------
City, Street and Zip Code Basking Ridge, NJ 07920
                          -----------------------

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Part II -- Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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Part III -- Narrative
================================================================================


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As a result of the impact of new accounting standards on the accounting and other resources needed to finalize the audit of Stronghold Technologies, Inc.'s financial statements as of and for the fiscal year ended December 31,2003, the Company, without unreasonable effort and expense, cannot complete and compile its annual financial statements and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 within the prescribed time period. The Company completed its audit of its financial statements on March 30, 2004 and intends to file on or before April 14, 2004 its Annual Report on Form 10-K.

In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Company plans to file its Annual Report on Form 10-K for the year ended December 31, 2003 within fifteen (15) calendar days following the prescribed due date thereof.

Part IV --Other Information

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            (1) Name and telephone number of person to contact in regard to this notification

Christopher J. Carey            (908)                         903-1195
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(Name)                          (Area Code)                   (Telephone Number)

            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          STRONGHOLD TECHNOLOGIES, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2004                     By: /s/ Christopher J. Carey
     ----------------------------            -----------------------------------
                                             Christopher J. Carey
                                             President and Chief Executive
                                             Officer


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